

December 22, 2011

Via E-mail
Walter Davis
President
Ceres Managed Futures LLC
522 Fifth Avenue, 14th Floor
New York, NY 10036

> **Re: Morgan Stanley Smith Barney Spectrum Select L.P.**
> **Form 10-K for the fiscal year ended 12/31/2010**
> **Filed March 29, 2011**
> **File No. 000-19511**

Dear Mr. Davis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. You indicate that you have incorporated by reference information from previously filed prospectuses. In future filings, as applicable, please file all relevant pages from the prospectuses as exhibits in accordance with Instruction G.1 of Form 10-K and Rule 240.12b-23(a)(3) of the Exchange Act. Additionally, please clearly identify the information that is being incorporated by reference from these documents.

2. In future filings, briefly discuss the trading strategy or focus of each trading advisor or advise. In addition to the fee terms disclosed, please discuss the duration, termination, and allocation provisions of the trading advisor agreements.

3. Here and in your annual report, you disclose your open futures and forward contracts on an aggregate basis. In future filings, please identify the portions that consist of exchange and off-exchange traded contracts separately or explain how the difference in

counterparty risks between the two types of contracts is not material. To the extent your holdings of off-exchange derivatives are material, please discuss the principal terms of the instruments/ agreements used and clarify whether they are based on an industry standard master agreement.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

4.   In future Exchange Act periodic reports, please disclose each trading advisors contribution to your trading results and change in NAV per unit. Also, disclose the allocation of your assets to each trading advisor at end of the reporting period.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wilson Lee, Staff Accountant, at (202) 551-3468 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding the financial statements and related matters. Please contact Jerard Gibson, Attorney - Advisor, at (202) 551-3473 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Attorney - Advisor

cc: Edwin L. Lyon
        Cadwalader, Wickersham & Taft LLP